FILED BY KING PHARMACEUTICALS, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
SUBJECT COMPANY: KING PHARMACEUTICALS, INC.
COMMISSION FILE NO.: 001-15875

This filing relates to a planned acquisition by Mylan Laboratories Inc. (“Mylan”) of King Pharmaceuticals, Inc. (“King”), pursuant to the terms of an Agreement and Plan of Merger, dated as of July 23, 2004 (the “Merger Agreement”), by and among Mylan, Summit Merger Corporation (a wholly-owned subsidiary of Mylan) and King. The Merger Agreement is on file with the U.S. Securities and Exchange Commission as an exhibit to the joint proxy statement/prospectus on Form S-4 filed by Mylan on September 3, 2004, and is incorporated by reference into this filing.

Final Transcript

Conference Call Transcript KG - Q3 2004 King Pharmaceuticals Earnings Conference Call Event Date/Time: Oct. 28. 2004 / 9:00AM ET Event Duration: 38 min

Final Transcript
KG - Q3 2004 King Pharmaceuticals Earnings Conference Call

CORPORATE PARTICIPANTS

James Green
King Pharmaceuticals - Executive VP-Corporate Affairs

Brian Markison
King Pharmaceuticals - President, CEO, Director

James Lattanzi
King Pharmaceuticals - CFO, Director

CONFERENCE CALL PARTICIPANTS

Greg Gilbert
Merrill Lynch - Analyst

David Maris
Banc of America Securities - Analyst

Marc Goodman
Morgan Stanley - Analyst

Ian Sanderson
SG Cowen - Analyst

Victor Lau
Wachovia Securities - Analyst

PRESENTATION

Operator

Good day, all sites are now on the conference line in a listen-only mode. I'd like to turn the program over to your host, Mr. James Green.

James Green - King Pharmaceuticals - Executive VP-Corporate Affairs

Good morning. This is James Green, Executive Vice President-Corporate Affairs of King Pharmaceuticals. I want to thank you for joining us to discuss King Pharmaceutical's preliminary financial results for the third quarter and nine-months ending September 30, 2004, which we released prior to the market open this morning. Joining me today to discuss our preliminary financial results are Brian Markison, President and Chief Executive Officer of King, and James Lattanzi, Chief Financial Officer of King.

Initially, I will note that today's call is copyrighted material of King Pharmaceuticals and no portion of this call may be rebroadcast, published or otherwise disseminated without the Company's prior expressed written consent. Also, reports and discussions during this conference call will contain forward-looking statements involving certain significant risks and uncertainties that reflect management's current view of future events and operations, including, but not limited to, statements pertaining to the Company's future financial results and their predictability; statements pertaining to the potential benefits of PT-141; statements pertaining to the future level of anticipated product returns; statements pertaining to the Company's anticipated final financial results for the third quarter of 2004; statements pertaining to the future growth and cash flows of King; statements pertaining to the potential settlement of ongoing government investigations of the Company; statements pertaining to the anticipated completion and results of the Company's ongoing evaluation of its returns reserve; and statements pertaining to Mylan's anticipated acquisition of King.

These forward-looking statements involve certain significant risks and uncertainties, and actual results may differ materially from the forward-looking statements. Certain factors that may cause actual results to differ materially from the forward statements are discussed in the Company's press release issued this morning, October 28th, 2004, and in the Risk Factors section and other sections of the Company's Form 10-K for the year ended December 31, 2003 and Form 10-Q for the second quarter ended June 30, 2004, which are on file at the SEC.

King does not undertake to publicly update or revise any of its forward-looking statements, even if experience or future changes show that the indicated results or events will not be realized. At this time, I will turn the call over to Brian Markison, President and Chief Executive Officer of King.

Brian Markison - King Pharmaceuticals - President, CEO, Director

Thank you, Jim. Good morning, ladies and gentlemen. Before I discuss our financial results, I would like to address the issue of our returns reserve and why our financials are preliminary. As stated in our press release, we are undertaking a comprehensive review in order to determine whether any of the returns accrued during the first nine months of 2004 should have been recognized in earlier periods. This will not affect our future performance or results, but is simply a look backward in time, now that we have more complete data from our inventory management agreements.

In addition, this is not related to the items under review in the SEC and OIG investigation. While the timing is unfortunate, this is a part of our effort to bring greater visibility and stability to King in order to position the Company for growth. Turning now to our preliminary financial results, we are pleased to report that revenues totaled $353.5 million during the third quarter ending September 30, 2004, a 28% increase in comparison to $275.1 million during the second quarter ending June 30, 2004, and a 22% increase in comparison to $290.6 million during the first quarter ending March 31, 2004.

Accordingly, net sales of our branded pharmaceutical products during the third quarter of 2004 more closely reflect prescription demand. This improvement is a direct result of the successful implementation of our inventory management agreements with key customers earlier this year. As we go forward, we believe our inventory management agreements should enable us to achieve financial results that even more closely reflect demand-based sales and a higher degree of predictability. As of September 30, 2004, four of our key branded pharmaceutical products -- Altace, Skelaxin, Levoxyl and Sonata -- had an average wholesale inventory level of approximately 2.1 months of prescription demand based on data obtained through the Company's inventory management agreements and IMS data, a decrease from an average level of approximately 2.4 months of prescription demand as of the end of second quarter of 2004.

This is particularly noteworthy, since we have faced a full quarter of generic competition to Levoxyl that was much earlier than anticipated. Looking at our year-over-year comparisons, revenues for the third quarter of 2004 decreased 16% to $353.5 million from $423.1 million during the third quarter of 2003. The decrease is primarily attributable to continued wholesale inventory reductions of our branded products, a high level of returns, and lower prescription demand for some of our products. Net sales of Altace, our patented ACE inhibitor, equaled $133.3 million in the third quarter 2004, a 6% increase from $125.4 million in the third quarter of last year.

Based on IMS data, we estimate that the demand base net sales of Altace should have equaled approximately $135 to $145 million in the third quarter of 2004, and as of September 30, 2004, we estimate that there was approximately 2.3 months of Altace inventory in the channel. Net sales of Thrombin-JMI grew to $53.4 million in the third quarter 2004, a 32% increase from $40.4 million in the third quarter of 2003. Much of this increase is due to quarter-to-quarter distribution variances rather than changes in underlying demand. We estimate that there was approximately 1.6 months of Thrombin in the channels as of the end of the third quarter of 2004.

Sonata net sales equaled $25.8 million in the third quarter 2004, an increase of 26% from $20.5 million during the third quarter of 2003. Based on IMS data, we estimate the demand based net sales of Sonata should have equaled approximately $20 to $22 million in the third quarter of 2004, and as of September 30, 2004, we estimate that Sonata's wholesale inventory level equaled approximately 2.1 months. Net sales of Skelaxin totaled $43 million during the third quarter ending September 30, 2004, a 51% decrease from $87.9 million in the third quarter of last year. Based on IMS prescription data, we estimate the demand based net sales of Skelaxin should have equaled, approximately $60 to $65 million in the third quarter of '04, and as of the end of the quarter, we estimate that Skelaxin wholesale inventory level equaled approximately 1.6 months.

Levoxyl net sales equaled $18.6 million in the third quarter of 2004, down 29% from $26.3 million during the third quarter of 2003. Total prescriptions for Levoxyl have declined, primarily due to the FDA's decision that certain other levothyroxine sodium products were bioequivalent and therapeutically equivalent to Levoxyl; and as of September 30, 2004, we estimate that Levoxyl's wholesale inventory level equaled approximately 2.3 months. Royalty revenues, which are primarily attributable to Adenoscan showed continued strong growth, equaling $20.3 million in third quarter ending September 30, 2004, a 25% increase from $16.3 million in the third quarter of 2003.

In addition to the financial results achieved during the third quarter, I am pleased to report that we have continued our discussions with the SEC and OIG regarding the possibility of settling the previously announced ongoing government investigations of the company. We have not reached any agreements or understandings with respect to the terms of such a settlement, and we cannot assure you that we will ever be able to reach such an agreement. However, based on the status of the discussions to date, we now believe that it is reasonably likely that we will be able to achieve a comprehensive settlement with all relevant governmental parties on the following terms. As of June 30, 2004, we have accrued $130.4 million in respect of our estimated underpayments to Medicaid and other government pricing programs and our estimated settlement cost with all relevant government parties.

Our current expectation is that the aggregate cost to settle with the governmental authorities should not materially exceed the amounts already accrued. With respect to the matters being investigated by the staff of the SEC, we currently anticipate that we would settle without admitting or denying one or more charges that we failed to maintain adequate books records and internal controls. We anticipate that the action to be settled would not include charges that are past or present, public filings containing material misstatements or omissions, and we do not anticipate being required to restate any past or present financial statements as a result of the pending investigation. We expect that we will be required to enter into a corporate integrity agreement with the Department of Health and Human services, which will require us to submit to audits relating to our Medicaid rebate calculations over a five-year period.

We do not expect that the resolution of the pending investigations will result in any prohibitions on the Company's sales to Medicaid or any related state or federal program, now do we expect any other material restriction on our ability to conduct our business, although we would be required to incur consultant fees and other expenses in order to comply with the corporate integrity agreement. We do not expect that any criminal charges will be asserted against the Company or against any present or former directors, officers or employees in connection with the matters being investigated. For more information regarding our current expectations with respect to the terms of the possible settlement of these government investigations and the uncertainties related thereto, please see our press release issued this morning.

While working to improve our financial results and resolve the government investigations, we've also continued to successfully execute our strategy for future long term growth by expanding our product pipeline. In August, 2004, we entered into a strategic alliance with Palatin Technologies to jointly develop, obtain regulatory approvals for and commercialize Palatin's PT-141 for the treatment of male and potentially female sexual dysfunction. We believe the unique mechanism of action PT-141 may offer important benefits over currently available products, and satisfy unmet medical needs for patients in this vast market. Following our improved financial performance during the third quarter of 2004, we believe King is well positioned for the continued successful execution of our growth strategies. Now, I would like to turn the call over to Jim Lattanzi, King's Chief Financial Officer, for a more detailed overview of our third quarter, 2004, financial results.

James Lattanzi - King Pharmaceuticals - CFO, Director

Thanks, Brian. Preliminary net revenues from branded pharmaceuticals, including royalty income, was $313.9 million for the third quarter of 2004, a 30% increase in comparison to the $240.7 million during the second quarter of 2004, and a 26% increase in comparison to $250 million during the first quarter of 2004. Compared to the third quarter of 2003, net revenue from branded pharmaceuticals decreased 17% from $380.2 million.

Meridian contributed net revenue equaling $33.9 million during the third quarter 2004, a decrease of 12% from $38.4 million during the same period of the prior year. The decrease is primarily attributable to lower commercial sales resulting mostly from quarter-to-quarter distribution variances rather than changes in demand, partially offset by increased government sales. Revenue from contract manufacturing equaled $5.7 million during the third quarter of 2004. Cost of revenue for the third quarter, excluding special items, was $85.5 million, resulting in overall gross margins of 75.8% in the third quarter, compared to 71% in the second quarter of 2004.

Our improved gross margins during the third quarter are primarily due to higher net sales for our branded pharmaceutical products, which on average have higher gross margins. Selling, general and administrative expenses in the third quarter 2004, excluding special items and our co-promotion fee for Altace, equaled $95.7 million or 27% of revenue. Research & Development expense, excluding special items, totaled $16.3 million during the third quarter ending September 30, 2004. Operating expenses in total, excluding cost of revenue and special items during the third quarter equaled $283.9 million or 80% of revenue, in comparison to 61% of revenue in the third quarter 2003.

Our income tax expense, excluding special items for the third quarter, equaled $19.1 million, providing an effective tax rate of approximately 28.6% compared to 36.5% during the same period of the previous year. The decrease is primarily due to the charitable contributions of branded products during the most recently completed quarter. Moving down to the bottom line, including special items, net earnings during the third ending September 30th decreased 74% to $27.6 million, and diluted earnings per share decreased 75% to 11 cents per diluted share, in comparison to net earnings of $106.1 million, and diluted earnings per share of 44 cents in the same period of the prior year.

Excluding special items, net earnings during the third quarter totaled $47.7 million, or 20 cents per diluted share, decreasing 53% and 52%, respectively, in comparison to net earnings of $101.7 million and diluted earnings per share of 42 cents during the same period of the prior year. King recorded special items during the third quarter, the net of which resulted in a charge totaling $28.5 million, or $20 million net of tax. More specifically, special items during the third quarter of 2004 include a charge of $17.1 million for in-process Research & Development associated with King's entry into a strategic alliance with Paladin Technologies; a charge of $4.7 million primarily associated with the Company's decision to discontinue some relatively insignificant products associated with the Company's Median Medical Technologies business; a charge of $2.8 million for professional fees and expenses associated with the company's previously announced plan to merge with Mylan Laboratories; a charge of $2.2 million resulting from discontinued operations; a $2.3 million charge primarily for professional fees associated with ongoing government investigation; a $3.6 million related to excess purchase commitments for Procanbid; and income in the amount of $4.2 million primarily due to the gains on the sale of our rights to Estrasorb and all the convertible notes of Novavax previously held by the Company.

Under the generally accepted accounting principles, known as GAAP, net earnings and diluted earnings per share include special items. In addition to our financial results determined in accordance with GAAP, King provides its net earnings and diluted earnings per share results for the third quarter ending September 30, 2004, excluding special items. These non-GAAP financial measures exclude special items which our management considers to be those that do not relate to the Company's ongoing, underlying business, are non-recurring or are not generally predictable.

These items include, but are not limited to, merger and restructuring expenses; non-capitalized expenses associated with acquisitions, such as in-process Research & Development charges and one-time inventory valuation adjustment charges; charges resulting from early extinguishment of debt; asset impairment charges; expenses of drug recalls; revenues and expenses associated with discontinued operations; and gains and losses resulting from the divestiture of assets. We believe the identification of special items enhances our investors' analysis of our Company's ongoing, underlying business and of our Company's financial results when comparing these results to that of a previous or subsequent like period.

However, it should be noted that the determination of whether to classify an item as a special item involves judgments by our management. A reconciliation of non-GAAP financial measures to GAAP can be found in the Company's press release issued this morning, prior to the market open, which press release is posted on our website, which can be found on the worldwide web at Kingpharm.com. Turning to cash flow, our financial results during the third quarter of 2004 produced impressive cash flows from operations, totaling approximately $140 million. Accordingly, King's cash and cash equivalents and marketable securities, which do not include restricted cash, totaled $248.2 million as of September 30, 2004.

As Brian mentioned earlier, in connection with the successful implementation of the inventory management agreements, we have experienced a high level of product returns. Considering this high level of returns, we have determined that a thorough evaluation of our returns reserve is prudent before we formally close the third quarter of 2004. We are considering whether any of the Company's returns during the first nine-months of 2004 should have been recognized in the years prior to 2004 and, if so, the relevant amount and the materiality of those amounts. Accordingly, the financial results that we are reporting today are preliminary and subject to the results to the Company's ongoing evaluation of its returns reserve. We plan to complete this process promptly.

Importantly, we have a high degree of confidence that the Company's ending returns reserve balance at September 30, 2004 is fairly stated, based on our ongoing review and data provided by our customers, pursuant to the King inventory management agreements. Moreover, with these things in mind, we believe King is fundamentally well positioned for growth, with an acceptable level of inventory in the channel and continued strong cash flow. I will now turn the call back over the operator for a question-and-answer period.

QUESTION AND ANSWER

Operator

We'll take our first question from Greg Gilbert of Merrill Lynch.

Greg Gilbert - Merrill Lynch - Analyst

Thanks. First one for Brian. Can you tell us what discussions you've had with Mylan about your possible restatement at this point? Or is it very fresh?

Brian Markison - King Pharmaceuticals - President, CEO, Director

Greg, thank you for the question. I think for those of you that know Robert, I think it's safe to say that Robert and I have been having very frank discussions about what's happened here. It is relatively fresh. And we're going to continue to have very productive discussions, and King is -- you know, I'll just state this for the record -- we are still committed to the combination of these two companies, and Robert is very much with us and certainly he can speak for himself on this one, Greg.

Greg Gilbert - Merrill Lynch - Analyst

Okay. And then second, regarding the litigation that's ongoing with Wyeth, since that's been brought up pretty publicly, can you confirm that King, in fact, did not deliver the required number of details? Or is that part of the debate? And if so, why was King not able to deliver that number of details? Was it a priority issue or detailing of other products? Can you set the record straight on that?

Brian Markison - King Pharmaceuticals - President, CEO, Director

Yeah, Greg, what I don't want to do is comment on the facts that could or couldn't be around the ongoing litigation. I think what I'd like -- and people to understand, and I certainly appreciate the question -- is we really don't view this particular litigation as something that was magnified as much as it is. I think our ongoing merger with Mylan certainly magnified this, but you know, we're talking about a dispute between the parties that is what it is. And it's also sized in the lawsuit to be a certain range that everyone can read for themselves. So you know, we -- we're just at a point where -- and I won't speak for Wyeth on this -- but our relationship is much improved, but this seems the best path for us to preserve a good working relationship and try to take a dispute that we can't settle to the next level of basically seeing where we go with it.

Greg Gilbert - Merrill Lynch - Analyst

Thanks a lot.

Brian Markison - King Pharmaceuticals - President, CEO, Director

All right, thank you.

Operator

We'll take our next question from Marc Goodman of Morgan Stanley

Marc Goodman - Morgan Stanley - Analyst

Well, I've got tons of questions. I'll just ask a few. First of all, Skelaxin, can you give us a flavor for what happened there? The RX demand 60,65? Second of all, EpiPen -- has there been that competition to the EpiPen? Have you seen it yet? These product returns that you're referring to, is this because of inventory that's gone bad? I mean, is this obsolete inventory, or maybe you could just help us understand this a little better? Can you also comment on the tax rate for the quarter and going forward?

Brian Markison - King Pharmaceuticals - President, CEO, Director

Okay. Marc, thanks -- I'm glad you didn't give us the full list of questions. I'll turn it over to Jim Lattanzi first to comment on the tax rate and then the inventory, and we'll start from the last question and work back to your first.

James Lattanzi - King Pharmaceuticals - CFO, Director

Well, regarding the tax rate, Marc, the tax rate for the year is forecasted to be in the 32-32.5% range. We've had additional deductions this year with the contributions we've made and some other tax savings opportunities that we took advantage of. Regarding your question about product returns and is the inventory going bad, that's part of what we're going to be looking into. The other question that we're trying to answer is whether the wholesalers are selling inventory on a FIFO basis or a LIFO basis. But at this point in time, we really don't have all of the answers to that question.

Brian Markison - King Pharmaceuticals - President, CEO, Director

Okay. So that was returns, inventory, tax. On EpiPen, Jim Green?

James Green - King Pharmaceuticals - Executive VP-Corporate Affairs

On EpiPen, we haven't seen the entry of any kind of competition with respect to EpiPen.

Brian Markison - King Pharmaceuticals - President, CEO, Director

Okay. And I think Marc, your last question was what's going on with Skelaxin. We did have inventory levels decrease from the second quarter of 2004 to the third quarter. That decrease in and of itself wouldn't explain where the net sales came out, vis a vis, what demand based sales would state. So we also have to consider returns and allowances as well in the equation. I think that would round it out to put us right there. So I believe that was all of the questions for now.

Operator

We'll take our next question from David Maris of Banc of America.

David Maris - Banc of America Securities - Analyst

Good morning, just a couple of questions. Can you talk about turnover and morale? If the deal breaks, what does the Company plan to do? Has there been a sense among employees, either senior management, mid-level management, line management, that management's willing to sell? Have you seen any increase in the turnover of the sales force or in management?

Brian Markison - King Pharmaceuticals - President, CEO, Director

David, let me try to break it down a bit. We've been operating King over the past few months, basically, you know, in light of what's best for King. We implemented a pretty aggressive 90-day plan to sort of rightsize the financials, bring greater visibility, bring greater predictability. And as a part of that, we've been stepping up in very key functions. For example, our Princeton office and commercial operations has done a tremendous job of recruiting and retaining some vibrant, high-caliber people. We have lost a few people, principally in Bristol, Tennessee, that had been pretty important to us. But in general, over the past few months we have hired more people into the company than we have lost. So morale, in general, is pretty good. As you can imagine, the people at King do have a fair degree of uncertainty, given our commitment to the deal with Mylan, and in general, you know, morale has been very strong. You know, again, the thing to remember is, these are two complementary but different businesses, so it was in everybody's best interest for King and Mylan to basically run their separate businesses and pursue their growth strategy. And again, in the midst of all this, we successfully licensed PT-141 for co-development and co-commercialization with Palatin Technologies, and I think that's a strong signal that we're very, very much focused on our future.

David Maris - Banc of America Securities - Analyst

Senior -- just as a follow-up -- senior management's committed to remaining independent -- if it's not with a deal with King, you wouldn't look to find another similar company -- you know, similarly structured company like a Watson or someone to find the same type of synergies or the same type of exciting strategic fit that you see in the Mylan deal?

Brian Markison - King Pharmaceuticals - President, CEO, Director

Well, you know, David, there are some very, very strong synergies that are available. Some of our product lines, as you know, are older assets that do face general competition, and we, quite frankly, have not optimized King's ability to monetize those assets. So whether those are divested or partnered with a generic company, you know, is a good strategic question that we've been looking at. Also, Mylan's core strength is distribution and their fundamental manufacturing capability is something highly desirable to King. So you know, right now, we're on the path where we're committed to the Mylan transaction. And you know we are also committed to growing King as an independent company, should we find ourselves in that situation.

David Maris - Banc of America Securities - Analyst

Okay, thank you very much.

Brian Markison - King Pharmaceuticals - President, CEO, Director

Thank you, Dave.

Operator

We'll take the next participant, Ian Sanderson of SG Cowen.

Ian Sanderson - SG Cowen - Analyst

Thanks very much for taking the call. First, I got on the call late, so you may have addressed a couple of these issues. But just to be clear, you're still not issuing guidance -- financial guidance for 2004. Secondly, can you just give us what the Altace trade inventory levels looked like, roughly, at the end of Q3? And then, third, from the balance sheet perspective, the hundred and -- roughly 130 million, I believe, that's been accrued for the SEC and other settlements, has any of that been paid out in cash to date? Or would that, you know, upon settlement, presumably be paid out as cash? And then, finally, is finalization of the -- I think finalization of the SEC settlement is another closing condition for the merger? And how do you feel about that being resolved by, I believe, it had to be by the end of February of next year?

Brian Markison - King Pharmaceuticals - President, CEO, Director

Okay. Guidance, first question, we're not yet in the position to issue guidance. I think we want to see another strong quarter of operation; but we do anticipate being able to provide guidance in the not too distant future.

Ian Sanderson - SG Cowen - Analyst

I'm sorry. Would that happen before the end of Q4?

Brian Markison - King Pharmaceuticals - President, CEO, Director

I think we're just going to take that under advisement and we're going to provide the best information on our future that we can when we feel that we're confident we can do so.

Ian Sanderson - SG Cowen - Analyst

Okay.

Brian Markison - King Pharmaceuticals - President, CEO, Director

The Q3 inventory for Altace, we estimate that Q3 was 2.27 months on hand, which is down slightly from Q2, which was 2.34 months on hand.

Ian Sanderson - SG Cowen - Analyst

And is your perception that wholesalers are going to continue to try to reduce that?

Brian Markison - King Pharmaceuticals - President, CEO, Director

Well, it's our general feeling that 2.27 month is a little high.

Ian Sanderson - SG Cowen - Analyst

Yes.

Brian Markison - King Pharmaceuticals - President, CEO, Director

I think we would like to work with the trade to bring it down a bit; but again, what I have said previously is, at this time for King, it's an appropriate level of channel inventory. Okay? I know there's been a lot of discussion as to what's the magic number? Is it one month or two months? Right now, I'm very comfortable with where we are with King, but we will work a bit to bring it down a little bit more slowly over time to what might be a better range. So, we will work it down some more, but not aggressively, and we do feel it's appropriate at this time. Your question around the $130 million -- Jim Lattanzi, can you correct me if I'm wrong -- but it has not paid out. It is where it is in our financial statement, but it would be paid out upon settlement.

Ian Sanderson - SG Cowen - Analyst

Okay. Is -- that's not part of the restricted cash, that is all -- just would come right out of the cash and equivalents, right?

James Lattanzi - King Pharmaceuticals - CFO, Director

65 million of it, Ian, is in restricted cash.

Ian Sanderson - SG Cowen - Analyst

Okay.

Brian Markison - King Pharmaceuticals - President, CEO, Director

And then as far as your last question, which was finalization of SEC, there is really no deadline in our merger agreement for that.

Ian Sanderson - SG Cowen - Analyst

Okay. So that is not a firm condition for closing?

Brian Markison - King Pharmaceuticals - President, CEO, Director

There is no deadline that that be completed or finalized prior to closing.

Ian Sanderson - SG Cowen - Analyst

Okay. Thank you.

Brian Markison - King Pharmaceuticals - President, CEO, Director

Okay. Thank you.

Operator

We have a follow-up question by Marc Goodman of Morgan Stanley.

Marc Goodman - Morgan Stanley - Analyst

First question is, can you comment on the other branded line? It seems to be just getting even weaker than I would have thought. And I thought I had conservative numbers. And then second of all, if we could just dive into some of the products that you're working on in R&D, maybe you could just give us an update, you know, specifically, you know, Intal/HFA, you know, binodenoson, T-62 and the Altace -- you know, things that, you know, are supposed to have certain milestones by year-end?

Brian Markison - King Pharmaceuticals - President, CEO, Director

Yep. Happy to do that. On the other branded line, first, Marc, let me turn that over to Jim and comment a bit, and I'll come back to R&D.

James Lattanzi - King Pharmaceuticals - CFO, Director

The other products suffered a bit from some heavy returns in the third quarter, that was part of the decline of products such as Florinef -- it continues to decline, as you know, it went generic last year. But it's primarily because of the high returns that the other products are down.

Marc Goodman - Morgan Stanley - Analyst

And is that -- is that -- shall we say that's going to stop, or is this going to continue?

James Lattanzi - King Pharmaceuticals - CFO, Director

We believe it's going to stop. And inventory levels are under control. But we'll watch it very closely.

Marc Goodman - Morgan Stanley - Analyst

Has it stopped in October?

James Lattanzi - King Pharmaceuticals - CFO, Director

October is the -- returns in October were very low in comparison to the prior months of the year.

Marc Goodman - Morgan Stanley - Analyst

So that's what's giving you the confidence?

James Lattanzi - King Pharmaceuticals - CFO, Director

Yes.

Brian Markison - King Pharmaceuticals - President, CEO, Director

Okay. Looking at R&D, Marc, on the first question, Intal, I think after the conference call we'll get right back to you on that one. With binodenoson, our Phase III program is moving quite well; and we, again, really don't talk too much about exactly about where we are with that, since we are in a competitive race with our competition. With T-62, we, again, are making good progress. We've seen some very interesting data in the clinic about the distribution of our product and we do, now, know that the product does make it into the CSF, which was a big part of the proof of principle here, so Phase II will continue next year and we're looking for early signals of activity out of Phase II. With the Sonata extended release program, we, again, are just about on pace with that program. We're fine-tuning our product formulation and our strategy a bit, given the tremendous amount of competition that's certainly out there and going to be out there. And we're going to plan to engage with the FDA on another Phase II meeting in the not too distant future. And, you know, I think we can cover the rest of the pipeline, if you'd like, after the call.

Marc Goodman - Morgan Stanley - Analyst

Thank you.

Operator

We'll take the next question from Victor Lau of Wachovia Securities.

Victor Lau - Wachovia Securities - Analyst

Thanks for taking the question. It appears that Altace and Sonata sales posted reflected RX demand for this quarter, not for Skelaxin. Do you expect Skelaxin to reflect -- closer to reflect the RX demand in Q4? And two, can you explain the quarter to quarter variances in Meridian sales, and what would be the correct run rate for that business?

Brian Markison - King Pharmaceuticals - President, CEO, Director

Well, on Skelaxin, we certainly expect that demand-based sales will be very similar to actual sales. So I think the fourth quarter we would expect to have a normalized run rate for Skelaxin. With respect to Meridian, let meet turn that over to Jim.

James Lattanzi - King Pharmaceuticals - CFO, Director

The sales of EpiPen the last quarter were a little higher in anticipation of the new direct to consumer launch of EpiPen. The demand is still very strong. It's just in comparison to what was shipped in the last quarter, the sales this quarter were a little bit lower.

Victor Lau - Wachovia Securities - Analyst

Great, thanks.

Operator

I'd be happy to turn the program back over to our moderator, James Green.

James Green - King Pharmaceuticals - Executive VP-Corporate Affairs

We appreciate your interest in King and for your participation on the call today, and we look forward to speaking to you again in the near future. Thank you very much.

Operator

This concludes our conference call for today. You may now disconnect your lines. Everyone have a great day.

In connection with the proposed transaction, King and Mylan filed with the Securities and Exchange Commission (“SEC”) a preliminary joint proxy statement/prospectus regarding the proposed transaction. In addition, King and Mylan will prepare and file with the SEC a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction. Investors and security holders of King and Mylan are urged to carefully read the definitive joint proxy statement/prospectus (when it becomes available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because those documents will contain important information about King, Mylan, the transaction and related matters. Investors and security holders may obtain those documents (and any other documents fil ed by King or Mylan with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by King may be obtained free of charge by directing such request to: King Pharmaceuticals Inc., Attn: Corporate Affairs, 501 Fifth Street, Bristol, TN 37620. The documents filed with the SEC by Mylan may be obtained free of charge by directing such request to: Mylan Laboratories Inc., Attention: Investor Relations, 1500 Corporate Drive, Canonsburg, PA 15317. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

King, Mylan and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of King and Mylan in favor of the merger. Information about the executive officers and directors of King and their ownership of King common stock is set forth in the proxy statement for King’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on September 19, 2003, and in press releases, Forms 3 and 4 and Current Reports on Form 8-K for directors and executive officers who have since joined, or departed from, King. Information about the executive officers and directors of Mylan and their ownership of Mylan common stock is set forth in the proxy statement for Mylan’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2004, and in press releases and Forms 3 and 4 for directors and executive officers who have since joined, or departed from, Mylan. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of King, Mylan and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.